UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

April 29, 2014

3.	NEWS RELEASE

The press release announcing this material change was issued on April 29, 2014 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on April 29, 2014 that its Board of Directors has approved a Normal Course Issuer Bid (“NCIB”). The Company will purchase for cancellation up to 5% of the shares issued and outstanding as at April 29, 2014.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation will purchase for cancellation up to 4,826,197 common shares (“Shares”), representing approximately 5% of the 96,523,956 Shares issued and outstanding as at April 29, 2014.

Purchases pursuant to the NCIB will be made on the open market through the facilities of NASDAQ pursuant to Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Notification of the NCIB has been provided to NASDAQ.

Purchases under the program will commence on May 6, 2014. Purchases will be made from time to time at the then current market price of the Company’s Shares as traded on NASDAQ and the Shares purchased will be cancelled. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 25 percent of the Company’s average daily trading volume for the four week period preceding the date of purchase. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price

Vice President, Legal

Assistant General Counsel & Corporate Secretary

(604) 661 2658

9.	DATE OF REPORT

May 2, 2014

METHANEX CORPORATION

Name:	Kevin Price
Title:	Vice President, Legal Assistant General Counsel and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 2, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary